SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ____)*

Pier 1 Imports, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

720279108

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,934,072

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,934,072

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,934,072

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

2,901,108

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,901,108

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,901,108

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

2,901,108

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,901,108

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,901,108

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.	Security and Issuer.

This statement relates to the common stock, $1.00 par value (the “Common Stock”), of Pier 1 Imports, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 100 Pier 1 Place, Fort Worth, Texas 76102.

ITEM 2.	Identity and Background.

(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, “Elliott”), Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”), and Elliott International Capital Advisors Inc., a Delaware corporation (“EICA” and collectively with Elliott and Elliott International, the “Reporting Persons”). Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., a Delaware limited partnership (“Capital Advisors”), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation (“Hambledon”), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer’s business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services. Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	712 Fifth Avenue 36th Floor New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	712 Fifth Avenue 36th Floor New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	712 Fifth Avenue 36th Floor New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	712 Fifth Avenue 36th Floor New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

(d) and (e)     During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Singer is a citizen of the United States of America.
ITEM 3.	Source and Amount of Funds or Other Consideration.
Elliott Working Capital	$13,103,183
Elliott International Working Capital	$19,654,774
ITEM 4.	Purpose of Transaction.

Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International’s acquisition of beneficial ownership of Common Stock.

Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

On April 9, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer stating that they are puzzled by the pace of the Issuer’s cost-cutting and restructuring actions taken over the past two years. The Reporting Persons suggested that the Issuer close down a significant number of stores, “right-size” the corporate and divisional SG&A, lease part or all of the corporate headquarters, and add new members to the Board of Directors. A copy of the letter is attached hereto as Exhibit B.

Elliott and Elliott International reserve the right to further discuss and/or meet with management and other shareholders and/or formulate other plans or proposals regarding the Issuer or its securities.

ITEM 5.	Interest in Securities of the Issuer.

(a)           Elliott owns 1,934,072 shares of Common Stock, constituting 2.2% of all of the outstanding shares of Common Stock. Elliott owns 121,200 of its 1,934,072 shares of Common Stock through its wholly-owned subsidiary, The Liverpool Limited Partnership, a Bermuda limited partnership.

Elliott International and EICA beneficially own an aggregate of 2,901,108 shares of Common Stock, constituting 3.3% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 4,835,180 shares of Common Stock constituting 5.5% of all of the outstanding shares of Common Stock.

(b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)           The following transactions were effected by Elliott during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

28-Feb-2007	Common	140,000	$6.561100
28-Feb-2007	Common	4,800	$6.450000
28-Feb-2007	Common	40,000	$6.791300
01-Mar-2007	Common	100,000	$6.635200
01-Mar-2007	Common	6,000	$6.710000
01-Mar-2007	Common	80,000	$6.743500
01-Mar-2007	Common	27,200	$6.721200
01-Mar-2007	Common	15,312	$6.715300
02-Mar-2007	Common	80,000	$6.675900
02-Mar-2007	Common	80,000	$6.666900
02-Mar-2007	Common	30,000	$6.697900
05-Mar-2007	Common	120,000	$6.534100
05-Mar-2007	Common	100,000	$6.537600
05-Mar-2007	Common	80,000	$6.501300
06-Mar-2007	Common	52,320	$6.553000
06-Mar-2007	Common	6,160	$6.560000
07-Mar-2007	Common	116,000	$6.482700
07-Mar-2007	Common	40,000	$6.488100
08-Mar-2007	Common	40,000	$6.630700
08-Mar-2007	Common	50,000	$6.487900
08-Mar-2007	Common	10,000	$6.645900

08-Mar-2007	Common	40,000	$6.564500
08-Mar-2007	Common	16,840	$6.570000
09-Mar-2007	Common	10,360	$6.787800
09-Mar-2007*	Common	63,960	$6.645000
12-Mar-2007	Common	40,000	$7.222300
12-Mar-2007	Common	40,000	$7.246600
13-Mar-2007	Common	20,000	$7.166200
22-Mar-2007*	Common	6,480	$7.146100
23-Mar-2007*	Common	10,760	$7.148600
26-Mar-2007	Common	28,000	$7.118800
26-Mar-2007*	Common	20,000	$7.102100
26-Mar-2007*	Common	20,000	$7.142900
27-Mar-2007	Common	40,000	$6.981000
27-Mar-2007	Common	10,000	$6.990000
28-Mar-2007	Common	10,000	$6.900000
28-Mar-2007	Common	40,000	$6.875000
30-Mar-2007	Common	10,000	$6.900000
30-Mar-2007	Common	20,000	$6.850000
30-Mar-2007	Common	20,000	$6.896800
02-Apr-2007	Common	10,000	$6.959900
02-Apr-2007	Common	30,000	$6.993100
02-Apr-2007	Common	20,000	$7.016700
03-Apr-2007	Common	20,000	$7.231400
03-Apr-2007	Common	17,880	$7.210900
04-Apr-2007	Common	10,000	$7.248100
04-Apr-2007	Common	50,000	$7.250000
05-Apr-2007	Common	20,000	$7.199900
05-Apr-2007	Common	40,000	$7.199000
05-Apr-2007	Common	8,000	$7.199300
05-Apr-2007	Common	14,000	$7.288200
05-Apr-2007	Common	10,000	$7.232600

*Represent transactions of Elliott effected through its subsidiary, The Liverpool Limited Partnership.

The following transactions were effected by Elliott International during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

28-Feb-2007	Common	210,000	$6.561100
28-Feb-2007	Common	7,200	$6.450000
28-Feb-2007	Common	60,000	$6.791300
01-Mar-2007	Common	150,000	$6.635200
01-Mar-2007	Common	9,000	$6.710000
01-Mar-2007	Common	120,000	$6.743500
01-Mar-2007	Common	40,800	$6.721200
01-Mar-2007	Common	22,968	$6.715300
02-Mar-2007	Common	120,000	$6.675900
02-Mar-2007	Common	120,000	$6.666900
02-Mar-2007	Common	45,000	$6.697900
05-Mar-2007	Common	180,000	$6.534100
05-Mar-2007	Common	150,000	$6.537600
05-Mar-2007	Common	120,000	$6.501300
06-Mar-2007	Common	78,480	$6.553000
06-Mar-2007	Common	9,240	$6.560000
07-Mar-2007	Common	174,000	$6.482700
07-Mar-2007	Common	60,000	$6.488100
08-Mar-2007	Common	60,000	$6.630700
08-Mar-2007	Common	75,000	$6.487900
08-Mar-2007	Common	15,000	$6.645900
08-Mar-2007	Common	60,000	$6.564500
08-Mar-2007	Common	25,260	$6.570000
09-Mar-2007	Common	95,940	$6.645000
09-Mar-2007	Common	15,540	$6.787800
12-Mar-2007	Common	60,000	$7.222300
12-Mar-2007	Common	60,000	$7.246600
13-Mar-2007	Common	30,000	$7.166200
22-Mar-2007	Common	9,720	$7.146100
23-Mar-2007	Common	16,140	$7.148600
26-Mar-2007	Common	30,000	$7.102100
26-Mar-2007	Common	30,000	$7.142900
26-Mar-2007	Common	42,000	$7.118800
27-Mar-2007	Common	60,000	$6.981000
27-Mar-2007	Common	15,000	$6.990000
28-Mar-2007	Common	15,000	$6.900000
28-Mar-2007	Common	60,000	$6.875000
30-Mar-2007	Common	15,000	$6.900000
30-Mar-2007	Common	30,000	$6.850000
30-Mar-2007	Common	30,000	$6.896800
02-Apr-2007	Common	15,000	$6.959900
02-Apr-2007	Common	45,000	$6.993100
02-Apr-2007	Common	30,000	$7.016700
03-Apr-2007	Common	30,000	$7.231400

03-Apr-2007	Common	26,820	$7.210900
04-Apr-2007	Common	15,000	$7.248100
04-Apr-2007	Common	75,000	$7.250000
05-Apr-2007	Common	30,000	$7.199900
05-Apr-2007	Common	60,000	$7.199000
05-Apr-2007	Common	12,000	$7.199300
05-Apr-2007	Common	21,000	$7.288200
05-Apr-2007	Common	15,000	$7.232600

All of the above transactions were effected on the New York Stock Exchange.

No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

(d)           No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)	Not applicable.
ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott, through The Liverpool Limited Partnership, is short 300 listed put contracts at a strike price of $7.50 per share. Elliott International is short 450 listed put contracts at a strike price of $7.50 per share.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B – Letter to Issuer’s Board of Directors dated April 9, 2007

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	April 9, 2007

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

	By:	/s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg
Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Pier 1 Imports, Inc. dated April 9, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:	April 9, 2007

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

	By:	/s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg
Vice President

EXHIBIT B

[LETTER TO ISSUER’S BOARD OF DIRECTORS]

April 9, 2007

The Board of Directors
c/o Pier 1 Imports, Inc.
100 Pier 1 Place
Forth Worth, TX  76102

Dear Members of the Board of Directors:

I write to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (“Elliott” or “we”), which collectively own approximately 5.5% of the common stock of Pier 1 Imports, Inc (the “Company” or “Pier 1”). Elliott is puzzled by the pace of cost-cutting and restructuring actions taken by the Company over the past two years. Whereas we believe a sense of urgency is appropriate, the Company has reacted at a glacial pace to the intensified competitive landscape that has developed in the US home furnishing retail industry over the past five to ten years. It is imperative that the Company immediately focus on executing cost-cutting and restructuring initiatives in order to stem its current cash bleed. We suggest Pier 1 close down a significant number of stores, “right-size” the corporate and divisional SG&A, lease part or all of the corporate headquarters, and add new independent members to the Board of Directors. Elliott believes that these initiatives, if executed properly, will yield immense value to shareholders by creating a leaner, profitable company fit to navigate the intense competition of the future.

Real Estate – Store Count

Pier 1’s store base has grown very rapidly over the past few years, increasing from 899 stores in March 2001 to 1,258 stores as of February 2005. This represents an average net increase of 90 stores per year, which is a meaningful acceleration from the 4-year period leading up to 2001 where the Company averaged 37 net new store openings per year. Since February 2005, the Company’s store base has remained fairly flat, as new openings have been mostly offset by the sale of the UK business and store closures.

Over the past ten years, and especially since the year 2000, there has been a significant increase in the number of home furnishing retail stores present in the US, as many of Pier 1’s competitors have aggressively accelerated their store rollout. It is our view that this high-velocity expansion of the home furnishing industry has resulted in a market that is significantly more competitive than ever before. It is also our belief that the industry should, and likely will, undergo significant rationalization over the next few years. The growth of Pier 1’s competitors has certainly had an impact on the operations of Pier 1. However, even as the Company’s competitors have grown their store count, Pier 1 still operates more stores than almost any home furnishing retailer. In fact, Elliott estimates that Pier 1 operates over 450 more stores than its largest competitor. These 450 stores represent 36 percent of the Company’s current store base.

The table below lists Pier 1’s stores under operation, sales per selling square foot, store occupancy costs as a percent of sales, and company operating margins. It is evident from this data that each of these metrics began to deteriorate once the Company’s store base grew beyond approximately 1,000 stores. Additionally, this deterioration has continued even as the growth of the store base has leveled off.

	Fiscal Year Ended
	1999	2000	2001	2002	2003	2004	2005	2006	LTM
Stores at End of Period	805	834	899	974	1,074	1,179	1,258	1,259	1,257
Sales Per Average Retail Square Foot	$205	$212	$232	$236	$235	$222	$205	$189	$175
Store Occupancy Cost as a % of Sales	12.2%	13.0%	12.1%	12.3%	12.4%	13.1%	14.6%	16.3%	17.9%
Operating Income (loss) as a % of Sales	11.8%	10.0%	10.7%	10.3%	11.7%	10.3%	5.4%	(2.4%)	(10.6%)

Source: Company financial statements and SEC filings

LTM as of November 25, 2006

Over the past year, Pier 1’s management team has stated numerous times that the Company needs to reduce its store count. However, the number of stores in operation today remains virtually the same as two years ago, indicating the Company's failure to execute its plan.

Elliott believes it is absolutely clear that Pier 1 must move quickly to reduce its store count. As we stated earlier, the Company operates significantly more stores than its home furnishings retail competitors, and thus the deterioration in the metrics in the table above are probably representative of an over-saturation. We also suspect that Pier 1’s recent accelerated expansion has led to significant levels of cannibalization and a meaningful number of highly unprofitable stores. To remedy this, Elliott believes that Pier 1’s Board of Directors and management team should look to close around 250-300 underperforming stores as quickly as possible, returning Pier 1’s store count to no more than 1,000 stores.

SG&A

As Pier 1’s store count has grown, so has its level of SG&A expense. Since 2002, when the Company operated 974 stores, the Company’s annual SG&A costs have grown from $448 million to $642 million for the most recent twelve month period. This represents an increase of $194 million, or 43 percent, while the Company’s top-line has only grown seven percent. Additionally, and perhaps more importantly, as the Company takes steps to quickly reduce its store count, we believe SG&A should be able to return to the level of 2002. Below is a table showing annual sales, SG&A expenses, and SG&A expenses as a percent of sales. As you can see from this data, SG&A expenses as a percent of sales have increased meaningfully over the past few years.

	Fiscal Year Ended
	1999	2000	2001	2002	2003	2004	2005	2006	LTM
Net Sales (in millions)	$1,139	$1,231	$1,411	$1,549	$1,755	$1,806	$1,825	$1,777	$1,656
SG&A Expenses (in millions)	$335	$349	$400	$448	$502	$526	$550	$558	$642
SG&A Expenses as a % of Sales	29.4%	28.4%	28.3%	28.9%	28.6%	29.1%	30.1%	33.1%	38.8%

Source: Company financial statements and SEC filings

LTM as of November 25, 2006

Indeed, on the Company’s Q3 earnings call, Marvin Girouard, the Company’s former Chairman and CEO, alluded to the fact that the Company’s current SG&A run rate has been built to accommodate a higher top-line than has actually been realized to date. Specifically, he stated, “And as you have a plan to grow from $1.7 to $2 billion, you sometimes build infrastructure that now may not be necessary to have there if you settle in with a lower number.” We would agree that the current level of SG&A expense is representative of a cost structure predicated on revenue growth assumptions that never came to fruition. However, assuming the Company moves quickly, we are confident Pier 1 can reduce expenses and “right-size” the cost structure to reflect the current realities of the industry and the smaller size of the Company.

We also believe the Company should lease out at least a third of its corporate headquarters. Over the past five years, the Company has spent approximately $100 million to construct a new corporate headquarters. This facility contains approximately 460,000 square feet. We believe that this is much bigger than the Company needs given its current revenue run rate and what we believe to be the correct number of stores the Company should operate.

We welcome the recent announcement by the Company to reduce its workforce by 175 positions and view this as a first step in the right direction. However, much more needs to be done.

Board of Directors

While we welcome the addition of Alex Smith to the Pier 1 management team, the composition of the Board of Directors has remained primarily the same for the past seven years. Elliott believes that the current Board of Directors should consider adding new independent members or replacing some existing members in order to add new talent and resources to help effectuate a turnaround.

Conclusions

Elliott believes that our suggested initiatives should enable Pier 1 to return to profitability rather quickly. In fact, we estimate that by shutting down underperforming stores, the Company should be able to generate sales per selling square foot of approximately $215 and gross margins of 39 percent. This compares to LTM (11/25/06) and 2002 gross margins of 31.4 percent and 42.0 percent, respectively. Pier 1 has generated gross margins north of 40 percent every year from 1996 through 2004. These sales and gross margin estimates, coupled with the SG&A cost savings, would result in a company generating more than $180 million in annual EBITDA, or north of ten percent of sales. We believe this is a sustainable EBITDA margin for a leading home furnishing retailer like Pier 1. However, the Company must move quickly. To date, Pier 1 has not committed to a detailed restructuring plan to shareholders, which strikes us as curious for a Company that is currently burning approximately $100 million of cash per year and has generated unacceptable returns on its owner’s capital for five years. This significant destruction of shareholder value, coupled with the intensifying competitive landscape, clearly indicates to Elliott that time is a luxury the Company does not enjoy. We encourage Pier 1 to present a turnaround plan to the Company’s owners as soon as possible.

In summary, Elliott agrees with Alex Smith’s statement in the Company’s press release dated March 29, 2007 that Pier 1 can return to profitability. However, we believe that the Company must expediently execute the initiatives listed above in order to stem the current cash bleed and make the time needed to return to profitability as short as possible. While we believe Pier 1 should also work on improving its merchandising and marketing, aggressive cost-cutting and restructuring initiatives must be the Company’s first priority. We have endeavored to communicate these thoughts to the Company over the past few weeks, but our calls have not been returned.

I encourage you to contact me at any time at 212-506-2999. We look forward to hearing from you.

Regards,

/s/  Joshua Hertz

Joshua Hertz

Portfolio Manager